(Convenience Translation into English from the Original Previously Issued in Portuguese)

ACCOUNTANTS' REVIEW REPORT
--------------------------
To the
Board of Directors and Shareholders of
Espirito Santo Centrais Eletricas S.A. - ESCELSA
Vitoria - ES
------------

1. We have performed a special review of the balance sheets and the related statements of income of Espirito Santo Centrais Eletricas S.A. - ESCELSA and subsidiaries (parent company and consolidated) for the period of nine months ended September 30, 2003, prepared under the responsibility of the Company's management, in accordance with accounting practices adopted in Brazil, as a part of the Quarterly Information (ITR), submitted to the Brazilian Securities Commission.

2. Our review was performed in accordance with standards established by the Brazilian Institute of Independent Auditors - Ibracon, in conjunction with the Federal Accounting Council, and consisted principally of: (a) inquiries and discussions with the Company's management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, as to the criteria adopted in preparing Quarterly Information; and (b) a review of the information and subsequent events that had or could have material effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the Quarterly Information referred to in paragraph 1 in order for it to be in accordance with the accounting practices adopted in Brazil, and the standards issued by the Brazilian Securities Commission
     (CVM) specifically applicable to the preparation of Quarterly Information.

4. We have previously performed a special review of the balance sheets (parent company and consolidated) as of June 30, 2003, and issued our unqualified accountants' review report dated July 17, 2003. The statements of income (parent company and consolidated) for the period of nine months ended September 30, 2002 were reviewed by us, and we issued our unqualified accountants' review report thereon dated November 6, 2002, containing emphasis paragraph related to the accounts receivable and payable relating to the electric power sales and purchases transactions conducted in the Electric Power Wholesale Market - MAE, which were subject to modification depending on the outcome of a current judicial process, and in which the settlement of the accounts would depended on the financial capacity of the energy market participants to settle their obligations.



October 21, 2003

DELOITTE TOUCHE TOHMATSU                                 Celso de Almeida Moraes
                                                           Engagement Partner